Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Fidelity Private Credit Fund

(Name of Issuer)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$33,762,293 (1)	0.0001531	$5,169.01(2)

Fees Previously Paid			—

Total Transaction Valuation	$33,762,293		$5,169.01

Total Fees Due for Filing			$5,169.01

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$5,169.01

(1)

Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of September 30, 2024, of $25.75. This amount is based upon the offer to purchase up to 1,311,157 common shares of beneficial interest, par value $0.01 per share, of Fidelity Private Credit Fund.

(2)

Calculated at $153.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.